

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Nathan Miller
Chief Financial Officer
PMV Consumer Acquisition Corp.
249 Royal Palm Way, Suite 503
Palm Beach, FL 33480

      Re: PMV Consumer Acquisition Corp.
         Form 10-K for the year ended December 31, 2021
         File No. 001-39534

Dear Nathan Miller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction